Exhibit 99.1

Integrated Media Technology Limited

Suite 3 Level 3,

89 Pirie Street

Adelaide SA 5000 Australia

T: +61 8 8223 0290

www.imtechltd.com

A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Notice of Annual General Meeting and

Explanatory Memorandum

Date of Meeting: Tuesday, 9 June 2026

Time of Meeting: 12:30pm Australian Central Daylight Time (ACDT)

Place of Meeting: Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) will be held at:

Venue: Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia

Date: 9 June 2026

Time: 12:30pm (ACDT)

If you are unable to attend to meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 7 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who 1) are Shareholders of the Company at 5:00pm (ET) on 29 April 2026 and, 2) in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Australia), those who are registered Shareholders of the Company at 12:30pm (ACDT) on 7 June 2026.

AGENDA

Ordinary Business

Financial Statements

Note: For Nasdaq reporting purposes, the Company's Annual Financial Report, Auditor's Report and the Directors Information for the 12 months ending, 31 December 2024 and 31 December 2025 are set out in the Form 20F and is provided for information and consideration. These 2024 and 2025 Annual Report in Form 20F are available on our website www.imtechltd.com/financial-reports

The Company has yet to finalise and lodge its statutory Australian annual report consisting of the Annual Financial Report, Directors' Report and Auditor's Report, for the periods of 12 months ending, 31 December 2024 and 31 December 2025. However, it is noted that the financial statements for both the Nasdaq reporting requirements and the statutory financial reports are both prepared under IFRS (International Financial Report Standards).

There is no requirement for shareholders to approve these reports.

The only resolutions to be considered at this meeting relate to the appointment of two directors, the ESOP and the consolidation of capital. The directors will provide an update regarding the status of the completion and audit of the outstanding statutory reports.

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Resolutions

1.	Resolution 1: Appointment of Director: Jannu Binti Babjan ("Ms. Babjan")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

"That for all purposes, Ms. Babjan is elected as a director of the Company in accordance with the Company's Constitution."

2.	Resolution 2: Appointment of Director: Uwe Henke von Parpart ("Mr. Parpart")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

"That for all purposes, Mr. Parpart is elected as a director of the Company in accordance with the Company's Constitution."

3.	Resolution 3: Approval of Employee Stock Option Plan ("ESOP")

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

"That for all purposes, the ESOP, which is summarised in the attached Explanatory Memorandum, be approved."

4.	Resolution 4: Consolidation of Capital

To consider and, if thought fit, pass the following Resolution, as and Ordinary Resolution of the Company, with or without amendment:

"That, for the purposes of section 254H of the Corporations Act 2001 (Cth), the Constitution and for all other purposes, approval is given for the Company to consolidate its ordinary shares on a basis within the range of one (1) share for every five (5) shares to one (1) share for every ten (10) shares, with:

(a)	the exact consolidation ratio, being a whole number ratio within that range, to be determined by the Board in its discretion;

(b)	the consolidation to take effect on a date determined by the Board no later than 31 July 2026; and

(c)	any fractional entitlements arising from the consolidation to be rounded down to the nearest whole share."

5.	Notes and Voting Exclusion Statement

5.1	Notes

(a)	Terms used in this Notice of Meeting are defined in the “Interpretation” section of the accompanying Explanatory Memorandum.

(b)	A detailed summary of the Resolutions is contained within the Explanatory Memorandum.

5.2	Voting Exclusion Statement

There are no voting exclusions with respect to any of the resolutions 1 - 4 presented at the meeting.

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6.	General Business

To consider any other business as may be lawfully put forward in accordance with the Constitution.

7.	Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

8.	Proxies

Please note that:

(a)	a Shareholder entitled to vote at the Annual General Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and
(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

9.	Voting Entitlements

The directors have determined that the persons eligible to vote at the AGM are in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Australia), those who 1) are Shareholders of the Company at 5:00pm (ET) on 29 April 2026 and, 2) in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Australia), those who are registered Shareholders of the Company at 12:30pm (ACDT) on 7 June 2026. Accordingly, transfers registered after that time will be disregarded in determining entitlements to attend and vote at the AGM.

If you are not the registered owner of your Shares and you wish to vote at the AGM, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.

By order of the board

/s/ Julie Edwards

_____________________

Julie Edwards

Company Secretary

15 May 2026

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1.	Introduction

This Explanatory Memorandum is provided to shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) to explain the Resolutions to be put to Shareholders at the Annual General Meeting to be held at Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia.

The Directors recommend Shareholders read the accompanying Notice of Meeting and this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Terms used in this Explanatory Memorandum are defined in Section 7.

2.	Consider the Company’s Annual Report

The Company's 2024 and 2025 Annual Report pursuant to the United States of America Securities Exchange Act of 1934 and comprising the Consolidated Statement of Comprehensive Income, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and notes to and forming part of the financial statements for the Company and its controlled entities for the financial years ended 31 December 2024 and 31 December 2025 have been made available to Shareholders and is placed before the shareholders for discussion.

No voting is required for this item.

Please refer to page 2 of this Notice of Meeting for further information regarding this item.

3.	Resolution 1: Appointment of Director: Jannu Binti Babjan ("Ms. Babjan")

Resolution 1 seeks approval for the election of Ms. Jannu Binti Babjan ("Ms. Babjan") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Ms. Babjan, was appointed as an independent non-executive director of the Company on 26 January 2026. Ms. Babjan, is an Advocate & Solicitor practicing in Malaysia operating her own proprietary business for the past 10 years. She has over 33 years of experience in civil litigations in a wide range of areas including commercial disputes, employment and industrial matters, shareholder disputes, etc. Ms. Babjan has acted for clients in all tiers of the Malaysian Legal System from the magistrate courts right up to the Federal Court of Malaysia.

The Directors (with Ms. Babjan abstaining) recommend that you vote in favour of Resolution 1.

4.	Resolution 2: Appointment of Director: Uwe Henke von Parpart ("Mr. Parpart")

Resolution 2 seeks approval for the election of Mr. Uwe Henke von Parpart ("Mr. Parpart") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Parpart, was appointed as a non-executive director of the Company on 18 June 2025. Mr. Parpart is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective. Previously, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of Reorient Group Limited, a company listed on the Hong Kong Stock Exchange Limited. Mr. Parpart brings over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America. Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications; he was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He was a frequent guest on CNBC and Bloomberg TV. Mr. Parpart was an independent director of the Company from December 2019 to August 2021.

The Directors (with Mr. Parpart abstaining) recommend that you vote in favour of Resolution 2.

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5.	Resolution 3: Approval of Employee Share Option Plan

The Company proposes to adopt an employee share option plan ("ESOP") pursuant to which issued capital of the Company may be made available to directors, senior management and staff as a form of longer term equity incentive. If Resolution 3 is passed, the ESOP will enable the Company to issue options to employees and officers of the Company ("Employee Options") and to issue Shares to those employees and officers if they choose to exercise their Employee Options. In the case of a director, no Employee Options may be issued to the director without express shareholder approval of the numbers and terms of the Employee Options.

Material terms of the ESOP

A summary of the ESOP is set out in ANNEXURE A to this Notice of Meeting. A copy of the full terms of the ESOP may be obtained upon request to the Company Secretary.

The Directors recommend that you vote in favour of Resolution 3.

6.	Resolution 4: Consolidation of Capital

The Board has approved, and is hereby seeking Shareholders' approval of a Share Consolidation of the Company's issued share capital at a ratio (the "Share Consolidation Ratio Range") of not less than one (1)-for-five (5) and not more than one (1)-for-ten (10), with the exact ratio (the "Share Consolidation Ratio"), to be set at a whole number within this range to be determined by the Company's Board in its discretion to be effective on the date determined by the Board ("the Effective Date"). Such post-consolidated Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Ordinary Shares in effect at the Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded down to the nearest whole share at the participant level; the Board may take all steps and make all filings necessary or desirable to implement the Share Consolidation.

Shareholders are being asked to approve the Share Consolidation within the Share Consolidation Ratio Range, with the Board authorised to determine the final whole-number ratio within that approved range having regard to market conditions and the Company's Nasdaq compliance position at the time of implementation.

Under section 254H of the Corporations Act 2001, a company may consolidate its shares if the consolidation is approved by an Ordinary Resolution of shareholders at a general meeting. The conversion takes effect on the day the resolution is passed or a later date specified in the resolution. The Share Consolidation will take effect on the Effective Date determined by the Board in accordance with Resolution 4.

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Reasons for the Consolidation

On December 30, 2025, we received a notification from the Nasdaq Listing Qualifications (the "Staff") that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share, and that we had 180 calendar days from December 30, 2025, or until June 29, 2026 ("Extension Date"), to regain compliance with the minimum bid price requirement. We can regain compliance, if by the end of the Extension Date, the closing bid price of our ordinary shares is at least US$1.00 for a minimum of ten consecutive business days. If we cannot demonstrate compliance by the end of the Extension Date, the Staff will notify us that our ordinary shares are subject to delisting.

Therefore the purpose for seeking approval of the Share Consolidation within the Share Consolidation Ratio Range is to maintain a market price of the Company's ordinary shares at a minimum bid price of US$1.00. The Board may effect the proposed Share Consolidation if it believes that a change in the number of shares outstanding is likely to maintain the minimum bid price of US$1.00 for the Company's ordinary shares and only if the implementation of a Share Consolidation is determined by the Board to be in the best interests of the Company and its Shareholders as a whole.

We believe that the continued listing of our ordinary shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing greater liquidity for our shareholders. In addition, we believe that the share consolidation is advisable in order to make our ordinary shares more attractive to a broader range of investors and the general public. Our Board of Directors believes that the anticipated increased price resulting from the share consolidation may generate additional interest and trading in our ordinary shares. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Furthermore, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers' commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

There can be no assurance that the Share Consolidation, if implemented, will achieve any of the desired results. There also can be no assurance that the price per ordinary share immediately after the Share Consolidation, if implemented, will maintain the same or increase proportionately with the Share Consolidation Ratio, or that any increase will be sustained for any period of time.

We are therefore seeking approval of the shareholders to effect a consolidation of our outstanding ordinary shares within the Share Consolidation Ratio Range. As the consolidation applies equally to all shareholders, individual shareholdings will be reduced in the same ratio as the total number of the Company's shares (subject only to the rounding of fractions, where fractions will be rounded down to the nearest whole number). It follows that the consolidation will have no effect on the percentage interest of each individual shareholder.

The Board considers that permitting the final ratio to be selected within the approved range provides flexibility to respond to prevailing market conditions and the Company's Nasdaq compliance position closer to implementation.

The consolidation will not otherwise result in any change to the rights and obligations of the Company's shareholders. The Company's balance sheet will also remain unaltered as a result of the consolidation.

In addition, if the consolidation is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants and convertible notes will be adjusted pursuant to the terms of the respective warrants and convertible notes in connection with the consolidation.

No fractional shares will be issued as a result of the consolidation. Instead, all fractional shares will be rounded down to the nearest whole ordinary share.

In the event that the Company's shareholders do not approve the consolidation and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company's ordinary shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact the Company's ability to secure additional financing. Accordingly, the Board of Directors recommends that the shareholders vote to approve the consolidation as described above.

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Implementation of Consolidation

If our shareholders approve the consolidation, the Board will determine the Share Consolidation Ratio and the date of effectiveness of the share consolidation to be implemented.

Upon the implementation of the consolidation, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the consolidation for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the consolidation. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-consolidation ordinary shares, subject to adjustment for treatment of fractional shares.

Our registered holders of ordinary shares in Australia holding their shares in holding statements will cease to have any effect, except as evidence of entitlement. After the consolidation becomes effective, the Company will arrange for new holding statements to be issued to those shareholders registered with the Australia share registrar.

Certain Risks Associated with the Consolidation

There are numerous factors and contingencies that could affect our price following the proposed consolidation, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the consolidation. If the market price of our ordinary shares declines after the consolidation, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The consolidation may result in some shareholders owning "odd lots" of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in "round lots" of even multiples of 100 shares.

Tax Consequences

No capital gains tax (CGT) event is expected to occur as a result of the consolidation for shareholders holding their investment on capital account. Investors will need to re-allocate the cost base of their existing shares to the consolidation shares. The consolidation is not expected to have any tax effect on the Company. Shareholders should seek independent professional advice for guidance based on their individual circumstances. Likewise, there is not expected to be a tax effect on the Company.

THE U.S. AND AUSTRALIA TAX CONSEQUENCES OF THE SHARE CONSOLIDATION MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER'S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE SHARE CONSOLIDATION.

No Other Material Information

There is no other material information known to the Company's Directors which may be reasonably expected to affect Shareholders' decision-making as to whether to vote in favour of Resolution 4 other than what is set out in these Meeting Materials and has previously been disclosed to Shareholders.

The Directors unanimously recommend Shareholders vote in favour of Resolution 4.

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7.	Interpretation

The following terms used in the Notice of the Annual Meeting and the Explanatory Memorandum are defined as follows:

AGM means Annual General Meeting.

ASIC means the Australian Securities and Investments Commission.

Board means the board of directors of the Company.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended, varied or replaced from time to time.

Director means a director of the Company from time to time.

Explanatory Memorandum means this explanatory memorandum accompanying the Notice of Meeting.

Group means Company and its Subsidiaries, and Group Company means any one of them.

Meeting or Annual General Meeting means the Annual general meeting to be held on 9 June 2026.

Notice of Meeting or Notice means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast at a general meeting of shareholders.

Special Resolution means a resolution passed by more than 75% of the votes cast at a general meeting of shareholders.

Resolution means a resolution proposed at the Meeting.

Share means an ordinary fully paid share in the issued capital of the Company.

Shareholder means a holder of Shares in the Company.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to the Company Secretary at:

Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia

Telephone: +61 8 8223 0290

Email: compsec@imtechltd.com

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ANNEXURE A: Employee Share Option Plan (ESOP)

The ESOP is designed to provide employees with an ownership interest in the Company and to provide additional incentives for employees to increase profitability and returns to Shareholders. The full terms and conditions of the ESOP may be obtained free of charge by contacting the Company. A summary of the terms and conditions of the ESOP is set out below.

Terms of ESOP

(a)	Introduction
The ESOP is designed to provide full-time and part-time employees and contractors and executive and non-executive Directors of the Company or an associated body corporate (Eligible Employees) with an ownership interest in the Company and to provide additional incentives to increase profitability and returns to Shareholders. ESOP also offers financial support for employees of the Company to acquire the Shares at the discretion of the Directors.
(b)	Acquisition of Shares
The Directors may invite Eligible Employees to acquire Shares under the ESOP at their discretion. The Shares issued under the ESOP will be fully paid ordinary shares in the capital of the Company and will rank equally with other issued Shares. Subject to the restriction on the transfer of Plan Shares outlined below, the Shares will be the subject of applications for quotation on Nasdaq as soon as practicable after the Shares are allotted.
(c)	Issue Price of Plan Shares The issue price of each Plan Share will be determined by the Directors at or before the time of the invitation to acquire Shares under the ESOP. The issue price of the Plan Shares is payable in full by the Eligible Employee on the date of issue of the Plan Shares. Where the Shares are issued for cash consideration, the Directors may, at their absolute discretion, determine that the whole or part of the issue price will be advanced by the Company to the Eligible Employee, who must apply the advance in payment of the issue price.
(d)	Restriction on Transfer of Shares
A participant in the ESOP must not sell, transfer, assign, mortgage, charge or otherwise encumber a Share issued under the ESOP until the later of the following (to the extent applicable):
(i) the repayment in full of any loan advanced by the Company to the participant contemporaneously with the issue of Shares under the ESOP;
(ii) the expiry of any service continuity period specified by the Company at the time of issue of the Shares; and
(iii) the satisfaction of any performance criteria specified by the Company at the time of issue of the Shares.
The Directors may impose different time period and performance criteria in relation to different persons, and the Directors will have the absolute discretion to determine whether any such time period or criteria has been satisfied in relation to any Share issued under the ESOP, or to waive that period or criteria in relation to that Share.
(e)	Limit on Plan Shares
The aggregate number of Shares in respect of which invitations may be made under the ESOP by the Directors on any date, must not exceed the limit imposed under relevant laws in Australia.
(f)	Powers of the Board of Directors
The ESOP is administered by the Directors of the Company, who have the power to: (i) determine procedures for the administration of the ESOP; (ii) amend or waive the terms and conditions of the ESOP; and (iii) suspend or terminate the ESOP.

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